UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 30, 2026

Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

For Immediate Release:

Consolidated Financial Statements for the First Quarter of Fiscal 2026 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	July 30, 2026

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Hikaru Osuga	General Manager of Accounting	Phone:	+81-3-6838-6101
Trading Accounts: Established
Commencement of Dividend Payment (scheduled): -
Supplementary Materials on Quarterly Results: Attached
IR Conference on Quarterly Results: Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2026 (for the three months ended June 30, 2026)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2026	2,520,855	18.3	598,973	62.5	422,909	45.5
1Q F2025	2,130,048	(10.5)	368,583	4.0	290,521	0.4

Note:	Comprehensive Income: 1Q F2026: ¥413,801 million, 25.8%; 1Q F2025: ¥328,712 million, 41.6%

	Earnings per Share of Common Stock	Diluted Earnings per Share of Common Stock
	¥	¥
1Q F2026	173.53	173.53
1Q F2025	115.90	115.90

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2026	304,283,463	11,587,130	3.7
Fiscal 2025	302,240,042	11,403,890	3.7

Reference:	Own Capital: As of June 30, 2026: ¥11,510,833 million; As of March 31, 2026: ¥11,315,320 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2025	—	72.50	—	72.50	145.00
Fiscal 2026	—
Fiscal 2026 (estimate)		75.00	—	75.00	150.00

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2026 (for the fiscal year ending March 31, 2027)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Earnings per Share of Common Stock
	¥ million	%	¥
Fiscal 2026 H1	—	—	—
Fiscal 2026	1,400,000	12.1	575.08

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2026: Yes
		Following the result from 1Q, MHFG revised Consolidated Earnings Estimates for Fiscal 2026 (for the fiscal year ending March 31, 2027).
		Profit Attributable to Owners of Parent: The latest announced estimates: ¥1,300,000 million, Revised estimates: ¥1,400,000 million, Changes from the original estimates: ¥100,000 million, 7.6%
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock and others) during the 1Q and the number of outstanding shares during the 2Q-4Q (which is substituted with the number of outstanding shares (excluding treasury stock and others) as of June 30, 2026.

Notes

(1) Significant changes in the scope of consolidation during the period: No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i	Changes in accounting policies due to revisions of accounting standards: No

ii	Changes in accounting policies other than i above: No

iii	Changes in accounting estimates: No

iv	Restatements: No

(4) Issued Shares of Common Stock

i Period-end issued shares (including treasury stock):	As of June 30, 2026	2,442,831,994 shares	As of March 31, 2026	2,489,848,594 shares
ii Period-end treasury stock:	As of June 30, 2026	9,294,931 shares	As of March 31, 2026	51,325,298 shares
iii Average outstanding shares (first quarter):	1Q Fiscal 2026	2,437,042,858 shares	1Q Fiscal 2025	2,506,490,827 shares

Review of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: No

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Condition	p.1-2

2.	Quarterly Consolidated Financial Statements and Others	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Notes regarding Consolidated Financial Statements	p.1-7
(The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements)
(Matters Related to the Assumption of Going Concern)
(Significant Changes in the Amount of Shareholders’ Equity)
(Business Segments Information)
(Consolidated Statement of Cash Flows)
ø SELECTED FINANCIAL INFORMATION for the First Quarter of Fiscal 2026

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

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Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Condition

The subject matter is described in the “Summary of Financial Results for the First Quarter of FY2026” disclosed on July 30, 2026 (Thursday), which is available on our web site at https://www.mizuhogroup.com/investors/financial-information.

The information is posted under the Financial Statements (under Japanese GAAP) of Mizuho Financial Group, FY2026, First Quarter, on the above web site.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	(Millions of yen)
	As of March 31, 2026	As of June 30, 2026
Assets
Cash and Due from Banks	¥61,567,751	¥52,124,258
Call Loans and Bills Bought	904,328	920,527
Receivables under Resale Agreements	30,571,427	27,016,687
Guarantee Deposits Paid under Securities Borrowing Transactions	1,771,938	1,781,827
Monetary Claims Bought	4,162,850	4,222,454
Trading Assets	30,477,937	33,886,317
Money Held in Trust	622,709	776,891
Securities	42,632,517	49,922,242
Loans and Bills Discounted	99,753,193	103,079,469
Foreign Exchanges	2,754,033	3,157,182
Derivatives other than for Trading Assets	6,187,816	6,422,554
Other Assets	7,202,972	6,620,851
Tangible Fixed Assets	1,137,346	1,133,247
Intangible Fixed Assets	882,257	891,771
Net Defined Benefit Asset	776,413	760,934
Deferred Tax Assets	238,473	252,752
Customers’ Liabilities for Acceptances and Guarantees	11,233,375	11,910,407
Allowance for Loan Losses	(637,302)	(596,916)

Total Assets	¥302,240,042	¥304,283,463

1-3

Mizuho Financial Group, Inc.

	(Millions of yen)
	As of March 31, 2026	As of June 30, 2026
Liabilities
Deposits	¥165,937,062	¥165,315,426
Negotiable Certificates of Deposit	11,914,568	10,428,256
Call Money and Bills Sold	3,191,543	2,816,948
Payables under Repurchase Agreements	37,731,778	39,481,771
Guarantee Deposits Received under Securities Lending Transactions	1,968,469	1,780,800
Commercial Paper	1,921,799	1,561,613
Trading Liabilities	19,146,460	20,955,935
Borrowed Money	5,098,065	4,943,213
Foreign Exchanges	1,188,938	912,936
Short-term Bonds	524,540	553,220
Bonds and Notes	15,444,980	16,164,465
Due to Trust Accounts	687,707	730,442
Derivatives other than for Trading Liabilities	7,657,456	7,995,144
Other Liabilities	6,737,864	6,866,408
Reserve for Bonus Payments	259,620	97,483
Reserve for Variable Compensation	2,880	3,811
Net Defined Benefit Liability	72,664	50,787
Reserve for Director and Corporate Auditor Retirement Benefits	403	320
Reserve for Possible Losses on Sales of Loans	6,707	11,896
Reserve for Contingencies	15,789	21,379
Reserve for Reimbursement of Deposits	4,936	4,399
Reserve for Reimbursement of Debentures	6,850	4,368
Reserves under Special Laws	5,386	5,373
Deferred Tax Liabilities	31,222	34,596
Deferred Tax Liabilities for Revaluation Reserve for Land	45,074	44,926
Acceptances and Guarantees	11,233,375	11,910,407

Total Liabilities	¥290,836,151	¥292,696,333

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,730	1,129,730
Retained Earnings	6,831,168	6,777,359
Treasury Stock	(311,529)	(51,070)

Total Shareholders’ Equity	9,906,137	10,112,786

Net Unrealized Gains (Losses) on Other Securities	1,314,449	1,308,845
Deferred Gains (Losses) on Hedges	(855,219)	(917,552)
Revaluation Reserve for Land	94,371	94,048
Foreign Currency Translation Adjustments	630,802	697,014
Remeasurements of Defined Benefit Plans	225,704	216,358
Own Credit Risk Adjustments, Net of Tax	(925)	(666)

Total Accumulated Other Comprehensive Income	1,409,182	1,398,047

Stock Acquisition Rights	1,208	1,408
Non-controlling Interests	87,361	74,888

Total Net Assets	11,403,890	11,587,130

Total Liabilities and Net Assets	¥302,240,042	¥304,283,463

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Millions of yen)
	For the three months ended June 30, 2025	For the three months ended June 30, 2026
Ordinary Income	¥2,130,048	¥2,520,855
Interest Income	1,422,571	1,494,425
Interest on Loans and Bills Discounted	647,200	735,811
Interest and Dividends on Securities	203,868	262,894
Trust Fees	15,503	16,761
Fee and Commission Income	272,588	340,665
Trading Income	229,072	364,125
Other Operating Income	90,425	133,117
Other Ordinary Income	99,888	171,760
Ordinary Expenses	1,761,465	1,921,882
Interest Expenses	1,121,100	1,130,265
Interest on Deposits	389,471	438,881
Fee and Commission Expenses	52,822	74,202
Trading Expenses	43,894	87,469
Other Operating Expenses	47,627	30,365
General and Administrative Expenses	460,705	505,969
Other Ordinary Expenses	35,315	93,611

Ordinary Profits	368,583	598,973

Extraordinary Gains	12,406	735
Extraordinary Losses	2,394	6,794

Profit before Income Taxes	378,595	592,913

Income Taxes:
Current	102,338	146,412
Deferred	(15,403)	21,999

Total Income Taxes	86,934	168,411

Profit	291,660	424,502

Profit Attributable to Non-controlling Interests	1,139	1,593

Profit Attributable to Owners of Parent	¥290,521	¥422,909

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Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	(Millions of yen)
	For the three months ended June 30, 2025	For the three months ended June 30, 2026
Profit	¥291,660	¥424,502
Other Comprehensive Income (Loss)	37,052	(10,700)
Net Unrealized Gains (Losses) on Other Securities	109,658	(6,375)
Deferred Gains (Losses) on Hedges	26,750	(62,254)
Foreign Currency Translation Adjustments	(83,011)	62,961
Remeasurements of Defined Benefit Plans	(3,823)	(7,284)
Own Credit Risk Adjustments, Net of Tax	(347)	258
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(12,176)	1,994

Comprehensive Income	328,712	413,801

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	327,902	412,096
Comprehensive Income Attributable to Non-controlling Interests	810	1,705

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Mizuho Financial Group, Inc.

(3) Notes regarding Consolidated Financial Statements

(The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements)

The quarterly consolidated financial statements, that is, the quarterly consolidated balance sheet, the quarterly consolidated statement of income, the quarterly consolidated statement of comprehensive income, and these notes, have been prepared in accordance with Article 4, Paragraph 1 of the Tokyo Stock Exchange, Inc.’s Standards for the Preparation of Quarterly Financial Statements (the Standards) and accounting principles generally accepted in Japan for interim consolidated financial statements. However, the omission of disclosures as prescribed in Article 4, Paragraph 2 of the Standards applies.

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Significant Changes in the Amount of Shareholders’ Equity)

There is no applicable information.

(Business Segments Information)

1.  Summary of reportable segments

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segments information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

1-7

Mizuho Financial Group, Inc.

2.  Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, and Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others by reportable segment

For the three months ended June 30, 2025

						(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	214,140	154,106	229,770	174,619	17,465	(20,997)	769,102
General and Administrative Expenses (excluding Non-Recurring Losses and others)	174,257	58,734	127,416	101,161	11,699	(12,984)	460,282
Equity in Income from Investments in Affiliates	(2,049)	3,578	7,092	—	138	1,875	10,634
Amortization of Goodwill and others	1	206	1,354	—	1,431	(0)	2,991
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	37,833	98,744	108,092	73,458	4,473	(6,137)	316,462

Notes:

 1.  Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥4,385 million, of which ¥3,210 million is included in the GMC.

2. “Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

 3. Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates and reclassification was made on the above table to reflect the relevant change.

4. Following the change in the allocation method for General and Administrative Expenses made in April 2026, reclassification was made on the above table to reflect the relevant change.

For the three months ended June 30, 2026

						(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	258,494	211,216	232,801	314,498	15,501	37,627	1,070,137
General and Administrative Expenses (excluding Non-Recurring Losses and others)	181,609	63,468	143,807	114,837	9,686	(2,397)	511,009
Equity in Income from Investments in Affiliates	6,405	5,474	8,091	—	649	426	21,045
Amortization of Goodwill and others	1,071	206	1,604	—	1,332	153	4,366
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	82,219	153,016	95,481	199,661	5,132	40,298	575,807

Notes:

 1. Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥43,344 million, of which ¥42,904 million is included in the GMC.

2. “Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

 3. Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates.

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Mizuho Financial Group, Inc.

3. The difference between the total amounts of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others derived from internal management reporting are different from Profit before Income Taxes recorded in the Quarterly Consolidated Statement of Income.

The differences for the three months ended June 30, 2025 and 2026, are as follows:

	(Millions of yen)
	For the three months ended June 30, 2025	For the three months ended June 30, 2026
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	316,462	575,807
General and Administrative Expenses (Non-Recurring Losses)	2,567	9,406
Expenses related to Portfolio Problems (including reversal of (provision for) general allowance for loan losses)	(17,504)	(23,774)
Gains on Reversal of Allowance for Loan Losses, and others	28,967	17,618
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	35,442	30,570
Net Extraordinary Gains (Losses)	10,011	(6,059)
Others	2,647	(10,655)

Profit before Income Taxes recorded in Quarterly Consolidated Statement of Income	378,595	592,913

(Consolidated Statement of Cash Flows)

We have not prepared Quarterly Consolidated Statement of Cash Flows for the three months ended June 30, 2026. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the three months ended June 30, 2025 and 2026 are as follows:

	(Millions of yen)
	For the three months ended June 30, 2025	For the three months ended June 30, 2026
Depreciation	50,817	61,359
Amortization of Goodwill	1,802	2,907

1-9

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2026

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2026	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

5. Status of Deposits and Loans	NON		2-11

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-13
Comparison of Non-Consolidated Statements of Income (selected items)	2-14

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2026

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2026		First Quarter of Fiscal 2025
			Change
Consolidated Gross Profits	1	1,026.7	262.0	764.7
Net Interest Income	2	364.1	62.6	301.4
Trust Fees	3	16.7	1.2	15.5
Credit Costs of Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	266.4	46.6	219.7
Net Trading Income	6	276.6	91.4	185.1
Net Other Operating Income	7	102.7	59.9	42.7
General and Administrative Expenses	8	(505.9)	(45.2)	(460.7)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses)	9	(23.7)	(6.2)	(17.5)
Gains on Reversal of Allowance for Loan Losses, and others	10	17.6	(11.3)	28.9
Net Gains (Losses) related to Stocks	11	73.9	34.0	39.8
Equity in Income from Investments in Affiliates	12	21.0	10.4	10.6
Other	13	(10.6)	(13.3)	2.6

Ordinary Profits	14	598.9	230.3	368.5

Net Extraordinary Gains (Losses)	15	(6.0)	(16.0)	10.0
Profit before Income Taxes	16	592.9	214.3	378.5
Income Taxes	17	(168.4)	(81.4)	(86.9)
Profit	18	424.5	132.8	291.6
Profit Attributable to Non-controlling Interests	19	(1.5)	(0.4)	(1.1)

Profit Attributable to Owners of Parent	20	422.9	132.3	290.5

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(6.1)	(17.6)	11.4

Credit-related Costs [21]  =    Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses) [9]
+ Gains on Reversal of Allowance for Loan Losses, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	532.4	220.3	312.0

Consolidated Net Business Profits [22] =   Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	270	31	239
Number of affiliates under the equity method	24	25	(2)	27

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2026				First Quarter of Fiscal 2025
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	862.0	31.7	893.7	428.6	465.0
Net Interest Income	2	609.8	5.5	615.3	307.0	308.3
Trust Fees	3		16.9	16.9	1.3	15.5
Trust Fees for Jointly Operated Designated Money Trust	4		0.5	0.5	(0.3)	0.8
Credit Costs of Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	118.6	9.0	127.6	27.1	100.5
Net Trading Income	7	62.4		62.4	24.6	37.7
Net Other Operating Income	8	71.1	0.1	71.3	68.5	2.7
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(253.2)	(20.4)	(273.7)	(24.6)	(249.0)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) (1)	10	608.8	11.2	620.0	404.0	216.0
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas (2)	11	573.4	11.0	584.4	364.2	220.2
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	548.2	11.0	559.2	349.1	210.1

Reversal of (Provision for) General Allowance for Loan Losses	13	—	—	—	—	—

Net Business Profits	14	608.8	11.2	620.0	404.0	216.0
Net Gains (Losses) related to Bonds	15	35.3	0.1	35.5	39.8	(4.2)

Net Non-Recurring Gains (Losses)	16	64.6	4.6	69.2	24.0	45.1
Net Gains (Losses) related to Stocks	17	69.8	2.5	72.4	31.2	41.1
Expenses related to Portfolio Problems	18	(22.5)	—	(22.5)	(5.4)	(17.1)
Gains on Reversal of Allowance for Loan Losses, and others	19	16.4	0.6	17.1	(7.8)	24.9
Other	20	0.9	1.3	2.2	6.0	(3.7)

Ordinary Profits	21	673.4	15.8	689.3	428.0	261.2

Net Extraordinary Gains (Losses)	22	6.1	(0.0)	6.0	(4.2)	10.3
Profit before Income Taxes	23	679.5	15.7	695.3	423.8	271.5
Income Taxes	24	(119.9)	(4.7)	(124.7)	(53.4)	(71.2)

Profit	25	559.6	11.0	570.6	370.3	200.2

(1)  Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) for MHTB excludes the amounts of “Credit Costs of Trust Accounts” [5].

(2)  Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[11] =Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	(6.1)	0.6	(5.4)	(13.2)	7.8

Credit-related Costs [26] =   Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Allowance for Loan Losses [13]
+ Gains on Reversal of Allowance for Loan Losses, and others [19] + Credit Costs of Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	28	1.8	0.6	2.5	(2.9)	5.4
Losses on Write-offs of Loans	29	(13.5)	—	(13.5)	(2.4)	(11.1)
Reversal of (Provision for) Specific Allowance for Loan Losses	30	10.8	0.0	10.8	15.0	(4.2)
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	31	0.1	—	0.1	(22.7)	22.8
Reversal of (Provision for) Reserve for Contingencies	32	(4.3)	—	(4.3)	0.4	(4.8)
Other (including Losses on Sales of Loans)	33	(1.0)	—	(1.0)	(0.6)	(0.3)
Total	34	(6.1)	0.6	(5.4)	(13.2)	7.8

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2026	Change	First Quarter of Fiscal 2025
Net Gains (Losses) related to Stocks	73.9	34.0	39.8
Gains on Sales	126.7	73.3	53.4
Losses on Sales	(52.4)	(48.0)	(4.3)
Impairment (Devaluation)	(1.5)	1.6	(3.2)
Reversal of (Provision for) Allowance for Investment Losses	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	1.1	7.1	(5.9)
Non-Consolidated
Aggregate Figures for the 2 Banks
	First Quarter of Fiscal 2026	Change	First Quarter of Fiscal 2025
Net Gains (Losses) related to Stocks	72.4	31.2	41.1
Gains on Sales	122.2	72.5	49.7
Losses on Sales	(50.7)	(48.4)	(2.3)
Impairment (Devaluation)	(0.2)	0.0	(0.2)
Reversal of (Provision for) Allowance for Investment Losses	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	1.1	7.1	(5.9)

Mizuho Bank
	First Quarter of Fiscal 2026	Change	First Quarter of Fiscal 2025
Net Gains (Losses) related to Stocks	69.8	31.3	38.5
Gains on Sales	119.5	72.6	46.9
Losses on Sales	(50.6)	(48.4)	(2.2)
Impairment (Devaluation)	(0.2)	(0.0)	(0.1)
Reversal of (Provision for) Allowance for Investment Losses	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	1.1	7.1	(5.9)

Mizuho Trust & Banking
	First Quarter of Fiscal 2026	Change	First Quarter of Fiscal 2025
Net Gains (Losses) related to Stocks	2.5	(0.0)	2.6
Gains on Sales	2.6	(0.0)	2.7
Losses on Sales	(0.1)	(0.0)	(0.1)
Impairment (Devaluation)	—	0.0	(0.0)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2026				As of March 31, 2026
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	42,832.6	1,875.6	2,467.9	592.2	35,809.1	1,878.5	2,406.2	527.6
Japanese Stocks	3,078.0	2,390.5	2,391.6	1.0	3,021.5	2,323.1	2,324.4	1.2
Japanese Bonds	22,386.8	(142.6)	8.3	151.0	16,783.3	(138.5)	7.1	145.6
Japanese Government Bonds	20,595.5	(56.3)	2.1	58.5	14,924.9	(58.7)	0.3	59.0
Other	17,367.6	(372.2)	67.9	440.1	16,004.2	(306.1)	74.6	380.7
Foreign Bonds	14,068.3	(363.8)	10.2	374.1	12,846.7	(321.1)	14.0	335.2

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Monetary Claims Bought” and certain items in “Other Assets” are also included.
*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of June 30, 2026 and March 31, 2026 are ¥(22.5) billion (Foreign Bonds ¥(23.6) billion and Japanese Government Bonds ¥3.7 billion) and ¥(27.9) billion (Foreign Bonds ¥(33.7) billion and Japanese Government Bonds ¥4.7 billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of June 30, 2026 and March 31, 2026 are ¥1,853.0 billion (Foreign Bonds ¥(387.5) billion and Japanese Government Bonds ¥(52.5) billion) and ¥1,850.5 billion (Foreign Bonds ¥(354.8) billion and Japanese Government Bonds ¥(53.9) billion), respectively.

*

Unrealized Gains/Losses on Other Securities as of June 30, 2026 and March 31, 2026 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2026				As of March 31, 2026
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	5,080.1	(148.2)	34.4	182.6	4,849.4	(138.3)	36.8	175.1

2-4

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2026				As of March 31, 2026
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	41,399.3	1,678.4	2,268.1	589.7	34,412.2	1,684.7	2,210.5	525.8
Japanese Stocks	2,836.6	2,193.2	2,194.2	0.9	2,782.6	2,129.9	2,130.9	1.0
Japanese Bonds	22,128.3	(142.1)	8.3	150.4	16,599.5	(137.9)	7.0	144.9
Japanese Government Bonds	20,417.6	(56.3)	2.1	58.5	14,821.9	(58.6)	0.3	59.0
Other	16,434.3	(372.7)	65.6	438.3	15,030.0	(307.2)	72.5	379.7
Foreign Bonds	13,360.6	(365.1)	8.5	373.6	12,106.8	(322.2)	12.6	334.9
MHTB
Other Securities	350.4	110.8	111.6	0.7	282.1	110.3	111.2	0.9
Japanese Stocks	142.1	111.4	111.5	0.1	142.7	110.9	111.1	0.2
Japanese Bonds	204.6	(0.4)	0.0	0.4	135.5	(0.5)	0.0	0.6
Japanese Government Bonds	174.7	(0.0)	—	0.0	99.8	(0.0)	—	0.0
Other	3.5	(0.1)	0.0	0.1	3.7	(0.0)	0.0	0.0
Foreign Bonds	—	—	—	—	—	—	—	—
Total
Other Securities	41,749.7	1,789.3	2,379.8	590.5	34,694.3	1,795.1	2,321.8	526.7
Japanese Stocks	2,978.7	2,304.6	2,305.8	1.1	2,925.4	2,240.9	2,242.1	1.2
Japanese Bonds	22,333.0	(142.5)	8.3	150.8	16,735.0	(138.5)	7.1	145.6
Japanese Government Bonds	20,592.4	(56.3)	2.1	58.5	14,921.7	(58.7)	0.3	59.0
Other	16,437.9	(372.8)	65.6	438.5	15,033.8	(307.2)	72.5	379.8
Foreign Bonds	13,360.6	(365.1)	8.5	373.6	12,106.8	(322.2)	12.6	334.9

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Monetary Claims Bought” are also included.
*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of June 30, 2026 and March 31, 2026 are ¥(22.5) billion (Foreign Bonds ¥(23.6) billion and Japanese Government Bonds ¥3.7 billion) and ¥(27.9) billion (Foreign Bonds ¥(33.7) billion and Japanese Government Bonds ¥4.7 billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of June 30, 2026 and March 31, 2026 are ¥1,766.7 billion (Foreign Bonds ¥(388.7) billion and Japanese Government Bonds ¥(52.5) billion) and ¥1,767.1 billion (Foreign Bonds ¥(356.0) billion and Japanese Government Bonds ¥(53.9) billion), respectively.

*

Unrealized Gains/Losses on Other Securities as of June 30, 2026 and March 31, 2026 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting and others.

2-5

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2026				As of March 31, 2026
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	5,080.1	(148.2)	34.4	182.6	4,849.4	(138.3)	36.8	175.1
MHTB	—	—	—	—	—	—	—	—
Total	5,080.1	(148.2)	34.4	182.6	4,849.4	(138.3)	36.8	175.1
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2026				As of March 31, 2026
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	88.4	444.0	444.0	—	106.1	418.4	418.4	—
MHTB	—	—	—	—	—	—	—	—
Total	88.4	444.0	444.0	—	106.1	418.4	418.4	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others.

Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2026		As of March 31, 2026
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,845.1	(1.8)	1,847.0
Japanese Stocks	2,359.6	68.0	2,291.5
Japanese Bonds	(142.6)	(4.1)	(138.5)
Japanese Government Bonds	(56.3)	2.3	(58.7)
Other	(371.7)	(65.7)	(306.0)
Foreign Bonds	(363.4)	(42.3)	(321.0)
Non-Consolidated
Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2026		As of March 31, 2026
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,758.3	(5.9)	1,764.3
Japanese Stocks	2,273.7	63.6	2,210.0
Japanese Bonds	(142.5)	(4.0)	(138.5)
Japanese Government Bonds	(56.3)	2.3	(58.7)
Other	(372.8)	(65.6)	(307.2)
Foreign Bonds	(365.1)	(42.8)	(322.2)

2-6

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2026		As of March 31, 2026
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	19.7	(15.4)	35.2
Claims with Collection Risk	423.9	(50.9)	474.9
Claims for Special Attention	398.9	(10.9)	409.9
Loans Past Due for 3 Months or More	0.6	(3.3)	3.9
Restructured Loans	398.3	(7.6)	406.0
Sub-total[1]	842.6	(77.4)	920.0
Normal Claims	118,255.3	4,376.0	113,879.3
Total[2]	119,098.0	4,298.6	114,799.3
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	344.6	12.5	332.0

	(%)
NPL ratio[1]/[2]	0.70	(0.09)	0.80
Trust Account
	(Billions of yen)
	As of June 30, 2026		As of March 31, 2026
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	0.9	(0.0)	1.0
Total[4]	0.9	(0.0)	1.0

	(%)
NPL ratio[3]/[4]	—	—	—

2-7

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Billions of yen)
	As of June 30, 2026		As of March 31, 2026
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	19.7	(15.4)	35.2
Claims with Collection Risk	423.9	(50.9)	474.9
Claims for Special Attention	398.9	(10.9)	409.9
Loans Past Due for 3 Months or More	0.6	(3.3)	3.9
Restructured Loans	398.3	(7.6)	406.0
Sub-total[5]	842.6	(77.4)	920.0
Normal Claims	118,256.3	4,376.0	113,880.3
Total[6]	119,098.9	4,298.6	114,800.3
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	344.6	12.5	332.0

	(%)
NPL ratio[5]/[6]	0.70	(0.09)	0.80

Trust account represents trust accounts with contracts indemnifying the principal amounts.

2-8

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of June 30, 2026		As of March 31, 2026
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	16.3	(15.6)	31.9
Claims with Collection Risk	412.4	(50.6)	463.0
Claims for Special Attention	384.9	(12.1)	397.0
Loans Past Due for 3 Months or More	0.6	(3.3)	3.9
Restructured Loans	384.3	(8.8)	393.1
Sub-total[1]	813.7	(78.3)	892.1
Normal Claims	120,566.5	4,442.5	116,124.0
Total[2]	121,380.2	4,364.1	117,016.1
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	341.5	12.3	329.2

	(%)
NPL ratio[1]/[2]	0.67	(0.09)	0.76
Mizuho Bank
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	16.3	(15.5)	31.9
Claims with Collection Risk	409.2	(50.0)	459.2
Claims for Special Attention	382.0	(12.3)	394.4
Loans Past Due for 3 Months or More	0.6	(3.3)	3.9
Restructured Loans	381.4	(9.0)	390.5
Sub-total[3]	807.6	(77.9)	885.6
Normal Claims	118,337.5	4,533.8	113,803.6
Total[4]	119,145.1	4,455.8	114,689.3
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	341.2	12.3	328.9

	(%)
NPL ratio[3]/[4]	0.67	(0.09)	0.77

2-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0
Claims with Collection Risk	3.1	(0.6)	3.8
Claims for Special Attention	2.8	0.2	2.5
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	2.8	0.2	2.5
Sub-total[5]	6.0	(0.4)	6.4
Normal Claims	2,228.1	(91.2)	2,319.3
Total[6]	2,234.1	(91.6)	2,325.8
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	0.2	—	0.2

	(%)
NPL ratio[5]/[6]	0.27	(0.00)	0.27
(Trust Account)
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	0.9	(0.0)	1.0
Total[8]	0.9	(0.0)	1.0

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts with contracts indemnifying the principal amounts.

2-10

Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2026		As of March 31, 2026
		Change
MHBK	160,251.2	(349.3)	160,600.6
MHTB	1,303.3	(60.2)	1,363.5
Total	161,554.5	(409.5)	161,964.1

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2026		As of March 31, 2026
		Change
MHBK	123,336.4	(1,800.4)	125,136.8
Individual deposits	48,984.3	413.3	48,570.9
MHTB	1,303.3	(60.2)	1,363.5
Individual deposits	654.0	3.2	650.7
Total	124,639.7	(1,860.6)	126,500.4
Individual deposits	49,638.4	416.6	49,221.7

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2026		As of March 31, 2026
		Change
MHBK	100,755.3	3,129.5	97,625.7
MHTB	2,216.5	(91.2)	2,307.7
Total	102,971.8	3,038.2	99,933.5

Note: Loans to MHFG are included as follows:

As of June 30, 2026:  ¥530.0 billion (from MHBK)

As of March 31, 2026:  ¥815.0 billion (from MHBK)

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Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

Mizuho Bank

				(%)
		First Quarter of Fiscal 2026 (For the three months)	Change	First Quarter of Fiscal 2025 (For the three months)
Return on Loans and Bills Discounted	1	1.60	0.38	1.21
Cost of Deposits	2	0.32	0.15	0.17
Loan and Deposit Rate Margin [1]-[2]	3	1.27	0.23	1.04
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	1.60	0.34	1.25
Loan and Deposit Rate Margin [4]-[2]	5	1.27	0.19	1.08

Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2026 (For the three months)	Change	First Quarter of Fiscal 2025 (For the three months)
Return on Loans and Bills Discounted	6	1.31	0.29	1.02
Cost of Deposits	7	0.36	0.14	0.21
Loan and Deposit Rate Margin [6]-[7]	8	0.94	0.14	0.80
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	1.31	0.29	1.02
Loan and Deposit Rate Margin [9]-[7]	10	0.94	0.14	0.80
(Reference)
Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2026 (For the three months)	Change	First Quarter of Fiscal 2025 (For the three months)
Return on Loans and Bills Discounted	11	1.59	0.38	1.20
Cost of Deposits	12	0.32	0.15	0.17
Loan and Deposit Rate Margin [11]-[12]	13	1.26	0.22	1.03
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	1.59	0.34	1.24
Loan and Deposit Rate Margin [14]-[12]	15	1.26	0.19	1.07

2-12

Mizuho Financial Group, Inc.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	(Millions of yen)
	As of June 30, 2026 (A)	As of March 31, 2026 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥50,164,220	¥59,080,362	¥(8,916,142)
Call Loans	466,694	678,825	(212,130)
Receivables under Resale Agreements	4,382,390	9,218,778	(4,836,388)
Guarantee Deposits Paid under Securities Borrowing Transactions	138,964	137,402	1,561
Monetary Claims Bought	566,327	576,260	(9,933)
Trading Assets	10,844,460	9,766,056	1,078,404
Money Held in Trust	500	500	—
Securities	49,876,322	42,655,427	7,220,894
Loans and Bills Discounted	100,755,326	97,625,798	3,129,528
Foreign Exchanges	3,115,579	2,610,072	505,507
Derivatives other than for Trading Assets	8,572,987	8,290,290	282,697
Other Assets	4,856,488	5,822,896	(966,407)
Tangible Fixed Assets	859,254	861,568	(2,313)
Intangible Fixed Assets	566,834	546,405	20,428
Prepaid Pension Cost	315,712	252,806	62,905
Deferred Tax Assets	328,242	306,924	21,317
Customers’ Liabilities for Acceptances and Guarantees	14,309,491	13,442,049	867,442
Allowance for Loan Losses	(569,184)	(609,891)	40,706

Total Assets	¥249,550,613	¥251,262,535	¥(1,711,921)

Liabilities
Deposits	¥160,251,278	¥160,600,608	¥(349,330)
Negotiable Certificates of Deposit	10,428,086	12,064,547	(1,636,461)
Call Money	1,964,999	2,568,699	(603,699)
Payables under Repurchase Agreements	14,090,601	14,165,093	(74,491)
Guarantee Deposits Received under Securities Lending Transactions	94,264	292,689	(198,424)
Commercial Paper	1,561,613	1,921,799	(360,186)
Trading Liabilities	7,740,763	7,402,184	338,578
Borrowed Money	14,716,147	15,668,322	(952,174)
Foreign Exchanges	1,005,523	1,352,174	(346,650)
Bonds and Notes	2,039,744	801,202	1,238,541
Derivatives other than for Trading Liabilities	10,173,964	9,784,858	389,106
Other Liabilities	3,977,452	3,938,509	38,943
Reserve for Bonus Payments	21,474	64,900	(43,426)
Reserve for Variable Compensation	1,203	883	319
Reserve for Possible Losses on Sales of Loans	11,896	6,707	5,189
Reserve for Contingencies	11,570	7,122	4,447
Reserve for Reimbursement of Deposits	4,371	4,850	(479)
Reserve for Reimbursement of Debentures	4,368	6,850	(2,481)
Deferred Tax Liabilities for Revaluation Reserve for Land	44,926	45,074	(148)
Acceptances and Guarantees	14,309,491	13,442,049	867,442

Total Liabilities	242,453,742	244,139,128	(1,685,386)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,265,741	2,259,392	6,348
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,604,935	1,598,587	6,348
Retained Earnings	3,079,481	3,042,389	37,092
Appropriated Reserve	844,538	724,535	120,002
Other Retained Earnings	2,234,942	2,317,853	(82,910)
Retained Earnings Brought Forward	2,234,942	2,317,853	(82,910)

Total Shareholders’ Equity	6,749,287	6,705,847	43,440

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,179,095	1,186,487	(7,392)
Net Deferred Hedge Gains (Losses), net of Taxes	(925,562)	(863,301)	(62,260)
Revaluation Reserve for Land, net of Taxes	94,050	94,373	(322)

Total Valuation and Translation Adjustments	347,583	417,559	(69,975)

Total Net Assets	7,096,871	7,123,406	(26,535)

Total Liabilities and Net Assets	¥249,550,613	¥251,262,535	¥(1,711,921)

2-13

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	(Millions of yen)
	For the three months ended June 30, 2026 (A)	For the three months ended June 30, 2025 (B)	Change (A) - (B)
Ordinary Income	¥1,960,525	¥1,484,954	¥475,571
Interest Income	1,459,728	1,164,027	295,701
Interest on Loans and Bills Discounted	701,094	605,096	95,998
Interest and Dividends on Securities	481,577	192,893	288,684
Fee and Commission Income	208,424	162,276	46,147
Trading Income	63,574	38,591	24,983
Other Operating Income	86,559	43,190	43,369
Other Ordinary Income	142,238	76,868	65,369

Ordinary Expenses	1,287,072	1,239,160	47,912
Interest Expenses	849,888	863,372	(13,484)
Interest on Deposits	418,669	368,471	50,197
Fee and Commission Expenses	89,821	69,607	20,214
Trading Expenses	1,143	834	308
Other Operating Expenses	15,375	40,677	(25,301)
General and Administrative Expenses	244,687	225,512	19,175
Other Ordinary Expenses	86,156	39,155	47,001

Ordinary Profits	673,452	245,793	427,658

Extraordinary Gains	9,574	11,395	(1,820)

Extraordinary Losses	3,440	1,969	1,471

Profit before Income Taxes	679,586	255,220	424,366
Income Taxes:
Current	121,682	90,026	31,656
Deferred	(1,721)	(22,096)	20,374

Profit	¥559,625	¥187,290	¥372,335

2-14